SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                          AmeriData Technologies, Inc.
      ___________________________________________________________________
                                (Name of Issuer)


                 8% Convertible Fixed Life Aggregated Securities
       ___________________________________________________________________
                         (Title of Class of Securities)

                                   03069V103
       ___________________________________________________________________
                                 (CUSIP Number)

        Krista L. Ward                  and copy to:
        Stark Investments               George J. Mazin
        1500 West Market Street         Lowenstein, Sandler, Kohl,
        Mequon, WI 53092                    Fisher & Boylan
        Tel. (414) 241-1810             65 Livingston Avenue
        Fax: (414) 241-1888             Roseland, NJ 07068-1791
                                        Tel: 201-992-8700
                                        Fax: 201-992-5820
       ___________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and communications)

                                 June 24, 1996
       ___________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

1.   Name of reporting persons:     Michael A. Roth
                                    Brian J. Stark
                                    (filing as joint filers pursuant to Rule
                                    13(d)1(f)(1))
2.   Check appropriate box if a member of a group: N/A
3.   SEC use only
4.   Source of Funds: WC
5.   Check box if disclosure... N/A
6.   Citizenship: Wisconsin
7.   Sole Voting Power: N/A
8.   Shared Voting Power: 1,809,814.80 shares
9.   Sole Dispositive Power: N/A
10.  Shared Dispositive Power: 1,809,814.80 shares
11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,809,814.80
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: N/A
13.  Percent of class represented: 8.38%
14.  Type of reporting person: IN

1 Includes 789,678,533 Shares owned by Reliant Trading, 1,020,136,267 Shares owned by Shepherd Trading Limited. See Item 2 and Item 5 for additional details.

2 Shares owned by the reporting persons are presently limited to 634,800 8% Convertible Fixed Life Aggregated Securities. Such security is not an "equity stock" within the meaning of 13d-1(d), but is convertible at anytime at the option of the holder into shares of the issuer's Common Stock.

Item 1: Security and Issuer:

This statement relates to the 8% Convertible Fixed Life Aggregated Securities of AmeriData Technologies, Inc. ("Shares")2 The issuer has principal executive offices located at 700 Canal Street, Stamford, CT 06902.

Item 2: Identity and Background

1.
      a)       Name: Brian J. Stark
      b)       Residence or Business Address: 1500 West Market Street
                                              Mequon, WI 53092
      c)       Occupation:      Investment Fund Manager
                                Staro Asset Management, L.L.C., Stark & Roth,
                                    Inc., Staro Partners
                                1500 West Market Street
                                Mequon, WI 53092
      d)       Convictions: none
      e)       Civil Proceedings: none
      f)       Citizenship: United States

2.
      a)       Name:    Michael A. Roth
      b)       Residence or Business Address: 1500 West Market Street
                                              Mequon, WI 53092
      c)       Occupation:       Investment Fund Manager
                                 Staro Asset Management, L.L.C.,
                                   Stark & Roth, Inc., Staro Partners
                                 1500 West Market Street
                                 Mequon, WI 53092
      d)       Convictions: none
      e)       Civil Proceedings: none
      f)       Citizenship: United States


3.
      a)       Name: Staro Partners
      b)       State of Organization: Wisconsin
      c)       Principal Business: Securities Trading
      d)       Address of principal business: 1500 West Market Street
                                              Mequon, WI 53092
      e)       Address of Principal Office: same
      f)       Convictions: none
      g)       Civil proceedings: none

4.
      a)       Name: Reliant Trading
      b)       State of Organization: Wisconsin
      c)       Principal Business: Securities Trading
      d)       Address of principal business: 1500 West Market Street
                                              Mequon, WI 53092
      e)       Address of Principal Office: same
      f)       Convictions: none
      g)       Civil proceedings: none

5.
      a)       Name: Shepherd Trading Limited
      b)       State of Organization: British Virgin Islands
      c)       Principal Business: Securities Trading
               Address of principal business: c/o International Fund
                                              Administration, Ltd.
                                              48 Par-La Ville Road, Suite 464
                                              Hamilton, HM 11 Bermuda

      d)       Address of Principal Office: same
      e)       Convictions: none
      f)       Civil proceedings: none


Item 3: Source and Amount of Funds or Other Consideration

All funds used by Reliant Trading to Purchase Shares acquired by Reliant Trading were obtained from the capital contributed by the limited partners of Stark Investment, L.P. and general margin financing to Reliant Trading from brokers. The amount of funds used in making the purchases was $9,012,500. The funds used by Shepherd Trading Limited to purchase the Shares acquired by Shepherd Trading Limited were obtained from the capital contributed by the shareholders of Shepherd Fund Limited. The amount of funds used in making the purchase was $9,012,500.

Item 4: Purpose of Transaction

The acquisition of the Shares by Reliant Trading and by Shepherd Trading Limited are solely for investment purposes. Further acquisitions, sales or short sales of securities of the issuer may be made for investment purposes, however, neither reporting person has present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.


Item 5: Interest in Securities of the Issuer

Based upon the information contained in AmeriData's quarterly report on Form 10-Q for the quarterly period ending March 31, 1996, there were issued and outstanding 21,590,000 Shares. Messrs. Stark and Roth beneficially own 1,809,814.80 Shares or 8.38% of the Shares. 789,678.533 of such Shares are held by Reliant Trading. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 789,678.533 Shares by virtue of their position as members of STARO ASSET MANAGEMENT, L.L.C., the managing partner of Reliant Trading. 1,020,136.267 Shares are held by Shepherd Trading Limited. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,020,136.267 Shares by virtue of their position as investment manager of Shepherd Trading Limited.

The following Table details the transactions by Reliant Trading and Shepherd Trading Limited in Shares of AmeriData during the past 60 days:

                    Date          Quantity       Price       Transaction Type
Shepherd Trading
 Ltd.               4/24/96        157,817      33.75        Open Mkt. Sale
                    4/25/96        157,817      34.26        Open Mkt. Purchase
                    4/26/96          1,600      11.75        Open Mkt. Sale
                    4/29/96          1,800      11.87        Open Mkt. Sale
                    5/02/96          3,500      12.50        Open Mkt. Sale
                    5/06/95          1,600      12.50        Open Mkt. Sale
                    5/09/96          1,700      13.625       Open Mkt. Sale
                    5/15/96          3,000      13.875       Open Mkt. Sale
                    5/16/96          4,200      14.304       Open Mkt. Sale
                    5/17/96          2,000      15.00        Open Mkt. Sale
                    5/20/96          2,000      15.75        Open Mkt. Purchase
                    5/21/96         25,237      15.75        Open Mkt. Purchase
                    5/22/96          8,200      15.75        Open Mkt. Purchase
                    5/23/96            700      15.75        Open Mkt. Purchase
                    6/24/96        200,000      45.063       Open Mkt. Purchase


Reliant Trading     4/26/96          3,400      11.75        Open Mkt. Sale
                    4/29/96            700      11.87        Open Mkt. Sale
                    5/02/96          1,500      12.50        Open Mkt. Sale
                    5/06/96          3,400      12.50        Open Mkt. Sale
                    5/09/96            800     13.625        Open Mkt. Sale
                    5/20/96         11,000      15.75        Open Mkt. Sale
                    5/21/96          6,163      15.75        Open Mkt. Sale
                    5/22/96          3,800      15.75        Open Mkt. Sale
                    5/23/96            300      15.75        OPen Mkt. Sale
                    5/28/96          5,100     45.025        Open Mkt. Sale
                    6/25/96        200,000     45.063        Open Mkt.Sale


No other entity controlled by the reporting persons has traded AmeriData shares within the past 60 days.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 2.

Item 7: Material to be filed as exhibits.

                  Exhibit 1: Agreement as to joint filing.

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                              Dated July 2, 1996

The   undersigned   hereby   agree  that  the  13D  with  respect  to  AmeriData
Technologies, Inc. dated as of the date hereof is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(f)(1).


/s/Brian J. Stark
- ------------------------------
Brian J. Stark


/s/Michael A. Roth
- ------------------------------
Michael A. Roth

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

July 2, 1996

/s/Brian J. Stark
- ------------------------------
Brian J. Stark

/s/Michael A. Roth
- ------------------------------
Michael A. Roth

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).